Exhibit 99.1

4th Quarter 2007 • Press Release •Three and twelve months ended October 31, 2007
TD Bank Financial Group Reports Strong Fourth Quarter, Excellent Fiscal 2007

TD Bank Financial Group’s audited Consolidated Financial Statements (including Notes to the Consolidated Financial Statements) for the year ended October 31, 2007 and accompanying Management’s Discussion and Analysis is available at www.td.com.

FULL YEAR FINANCIAL HIGHLIGHTS
•	Reported diluted earnings per share[1] for fiscal 2007 were $5.48 compared with $6.34 for fiscal 2006.
•	Adjusted diluted earnings per share[2] for fiscal 2007 were $5.75 compared with $4.66 for fiscal 2006.
•	Reported net income was $3,997 million for fiscal 2007, compared with $4,603 million for fiscal 2006.
•	Adjusted net income was $4,189 million for fiscal 2007, compared with $3,376 million for fiscal 2006.

FOURTH QUARTER FINANCIAL HIGHLIGHTS compared with the fourth quarter a year ago:
•	Reported diluted earnings per share[1] were $1.50, up 44% from $1.04.
•	Adjusted diluted earnings per share[2] were $1.40, up 17% from $1.20.
•	Reported net income was $1,094 million, compared with $762 million.
•	Adjusted net income was $1,021 million, compared with $875 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The fourth quarter reported diluted earnings per share figures above include the following items of note:
•
A gain of $135 million after tax (19 cents per share) related to the estimated value of the shares the Bank received in Visa Inc. in exchange for its membership interest in Visa Canada Association as part of the Visa global restructuring.

•	A general loan loss provision release of $39 million after tax (5 cents per share) based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology.
•	Amortization of intangibles of $99 million after tax (14 cents per share), compared with $87 million after tax (12 cents per share) in the fourth quarter last year.
•
A loss of $2 million after tax due to the change in fair value of credit default swaps hedging the corporate loan book, compared with a loss of $8 million after tax (1 cent per share) in the fourth quarter last year.

All dollar amounts are expressed in Canadian currency unless otherwise noted.

1 Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2 Adjusted earnings and reported results referenced in this News Release are explained in detail on page 5 under the “How the Bank Reports” section. The items of note include the Bank’s amortization of intangible assets.

TORONTO, November 29, 2007 - TD Bank Financial Group (TDBFG or the Bank) today announced its financial results for the fourth quarter ended October 31, 2007. TDBFG saw broad-based contributions from all its business segments, which led to strong overall financial performance. The Bank today also released its 2007 audited Consolidated Financial Statements and Management’s Discussion and Analysis.
“A strong fourth quarter financial performance wrapped up a tremendous 2007. For the year, all TDBFG businesses posted double-digit earnings growth,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. “This quarter demonstrated the ongoing strength of our domestic businesses and good progress in our U.S. operations,” Clark continued. “In a year of turbulent markets, clearly the successful altering of our risk-reward profile was a significant advantage for us. This year was also defined by the investments we made to expand our U.S. platform, and we’re excited about growing as a leading North American financial institution,” Clark added.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 2

FOURTH QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust produced another strong quarter with earnings up 14% compared to the same quarter last year. Real estate secured lending, core banking, business banking and insurance businesses all contributed to earnings strength in the quarter.
TD Canada Trust opened 38 new branches during the year, including its 100th branch in Quebec, to increase sales capacity and customer growth across its personal, small business and commercial banking businesses. The fourth quarter also saw TD Canada Trust rank #1 in overall quality of customer service in Canada by the Synovate survey, #1 in customer satisfaction in Canada by J.D. Power and Associates, and Best Consumer Internet Bank in Canada by Global Finance.
“TD Canada Trust capped off another outstanding year by achieving its 20th consecutive quarter of double-digit earnings growth in the fourth quarter - an exceptional track record,” said Clark. “We continued to build upon our award winning service and convenience brand, opening more branches and launching longer hours that see our branches open on average 50% longer than our Canadian peers,” Clark said.

Wealth Management
Wealth Management, including the Bank’s equity share in TD Ameritrade, produced another very strong quarter, with a 31% increase in earnings compared to the fourth quarter of 2006. In Canada, the quarter saw continued earnings strength in discount brokerage and the advice-based businesses, along with increased assets under management in TD Mutual Funds. During 2007, Canadian Wealth Management added 139 client-facing advisors to its network.
TD Ameritrade’s fourth quarter contributed $75 million in net income to the Bank’s Wealth Management segment. Operating highlights from the quarter included record results in earnings, client assets and average client trades per day.
“We’ve seen great growth in our Wealth Management segment again this year, a tribute to the continuing momentum within our Canadian wealth businesses and our investment in the world-class capabilities of TD Ameritrade,” said Clark. “We have one of the fastest growing Canadian Wealth Management businesses amongst our peers. In the last five years, earnings have grown by 26% per year on average. That’s an incredible achievement,” Clark added.

U.S. Personal and Commercial Banking
TD Banknorth earned $124 million in the fourth quarter, a 97% increase over the same period last year, largely reflecting the privatization which closed in April 2007. On a US dollar basis, higher revenues combined with sustained expense control demonstrated continued progress in the core business. TD Banknorth’s overall asset quality remained solid.
“TD Banknorth’s results exceeded expectations in the quarter despite the strengthening of the Canadian dollar,” Clark said. “While we expect the U.S. operating environment to remain challenging next year, we’re pleased with TD Banknorth’s steady progress towards meeting its organic growth objectives,” said Clark.
During the quarter, TDBFG announced a definitive agreement to acquire New Jersey based Commerce Bancorp. The combination of Commerce and TD Banknorth would double the scale of the Bank’s U.S. banking business, and increase the Bank’s overall retail network to 2,000 branches in North America. The parties are now expecting to mail the proxy statement/prospectus to Commerce shareholders in December, and as a result, to close in February or March 2008 subject to shareholder approval and approvals from U.S. and Canadian regulatory authorities.
 “Commerce perfectly complements TD Banknorth’s geographic footprint, and together, they will provide us with extensive coverage of the biggest regional banking market in the U.S.,” he added.

Wholesale Banking
Wholesale Banking posted a solid fourth quarter with notable contributions from its foreign exchange, fixed income and equity trading businesses, which more than offset weak credit trading results. Earnings in the quarter increased year over year to $157 million, up 8% compared with earnings in fourth quarter of 2006. On a full year basis, Wholesale Banking grew adjusted earnings 24%.
“Looking at 2007, our Wholesale Bank produced terrific results, showing the strength of our domestic franchise businesses,” said Clark. “We achieved top three dealer status in Canada and we continue to make progress on solidifying this position,” Clark said. “Although trading results were mixed in the fourth quarter, our transparent risk-reward oriented business helped TD avoid the major pitfalls of recent market turmoil,” added Clark.

Conclusion
“TDBFG’s strong fourth quarter performance rounded out a fantastic 2007 and was a clear validation of the strategy we’ve been delivering on for the past five years,” said Clark. “These great results speak to the commitment and spirit of our phenomenal team of employees across the Bank.”

“Overall, I have every confidence the underlying strength of all our businesses will continue to deliver shareholder value in both the short and long term,” said Clark. “The success of our Canadian franchise has had a lot to do with our ability to pursue U.S expansion. Just like TD Canada Trust, Commerce shares our strong belief in convenience, service and relentless focus on the customer. We’re tremendously excited about how this acquisition is set to transform our organization into a North American powerhouse,” Clark concluded.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others.  All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2008 for each of our business segments are set out in the 2007 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2008”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section of the Bank’s 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of the Bank’s 2007 Management's Discussion and Analysis. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 4

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 5

ANALYSIS OF OPERATING PERFORMANCE
This analysis of operating performance is presented to enable readers to assess material changes in the operational results of TD Bank Financial Group (the Bank) for the quarter ended October 31, 2007, compared with the corresponding periods. This analysis should be read in conjunction with our unaudited interim Consolidated Financial Statements included in this News Release and with our 2007 audited Consolidated Financial Statements. This analysis is dated November 28, 2007. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual or interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank is on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.org (EDGAR filers section).

FINANCIAL HIGHLIGHTS1 (unaudited)

	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct.31	Oct. 31	Oct. 31
(millions of Canadian dollars, except as noted)	2007	2007	2006	2007	2006
Results of operations
Total revenue	$3,550	$3,682	$3,318	$14,281	$13,192
Dilution gain, net	-	-	-	-	1,559
Provision for credit losses	139	171	170	645	409
Non-interest expenses	2,241	2,216	2,211	8,975	8,815
Net income - reported[2]	1,094	1,103	762	3,997	4,603
Net income - adjusted[2]	1,021	1,164	875	4,189	3,376
Economic profit[3]	430	578	326	1,876	1,309
Return on common equity - reported	20.8%	21.0%	15.7%	19.3%	25.5%
Return on invested capital[3]	16.3%	18.7%	15.2%	17.1%	15.6%
Financial position
Total assets	$422,124	$403,890	$392,914	$422,124	$392,914
Total risk-weighted assets	152,519	150,783	141,879	152,519	141,879
Total shareholders’ equity	21,404	21,003	19,632	21,404	19,632
Financial ratios - reported (per cent)
Efficiency ratio	63.1%	60.2%	66.6%	62.8%	59.8%
Tier 1 capital to risk-weighted assets	10.3%	10.2%	12.0%	10.3%	12.0%
Tangible common equity as a % of risk-weighted assets	7.4%	7.1%	9.1%	7.4%	9.1%
Provision for credit losses as a % of net average loans	0.30%	0.39%	0.40%	0.37%	0.25%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.52	$1.53	$1.05	$5.53	$6.39
Diluted earnings	1.50	1.51	1.04	5.48	6.34
Dividends	0.57	0.53	0.48	2.11	1.78
Book value	29.23	28.65	26.77	29.23	26.77
Closing share price	71.35	68.26	65.10	71.35	65.10
Shares outstanding (millions)
Average basic	717.3	719.5	719.7	718.6	716.8
Average diluted	724.4	726.9	726.0	725.5	723.0
End of period	717.8	718.3	717.4	717.8	717.4
Market capitalization (billions of Canadian dollars)	$51.2	$49.0	$46.7	$51.2	$46.7
Dividend yield	3.0%	2.9%	2.8%	3.0%	2.9%
Dividend payout ratio	37.6	34.6	45.8	38.1	27.9
Price to earnings multiple	13.0	13.6	10.3	13.0	10.3
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.42	$1.61	$1.21	$5.80	$4.70

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 6

Diluted earnings	1.40	1.60	1.20	5.75	4.66
Dividend payout ratio	40.3%	32.8%	39.9%	36.4%	38.1%
Price to earnings multiple	12.4	12.3	14.0	12.4	14.0
1 Certain comparative amounts have been restated and reclassified to confirm to the presentation adopted in the current period.
2 Reported and adjusted results are explained on page 5 under the “How the Bank Reports” section, which includes a reconciliation between reported and adjusted results.
3 Economic profit and return on invested capital are non-GAAP financial measures and are explained on page 8 under the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 7
HOW WE PERFORMED

How the Bank Reports
The Bank’s financial results, as presented on pages 12 to 16 of this News Release, have been prepared in accordance with GAAP. The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note are listed in the table on the following page. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note include the Bank’s amortization of intangible assets which primarily relate to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005, and the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services Corporation (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade Holding Corporation (TD Ameritrade). The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results and related terms used in this report are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers.

Operating results - reported (unaudited)[1]
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Net interest income	$1,808	$1,783	$1,714	$6,924	$6,371
Other income	1,742	1,899	1,604	7,357	6,821
Total revenue	3,550	3,682	3,318	14,281	13,192
Provision for credit losses	(139)	(171)	(170)	(645)	(409)
Non-interest expenses	(2,241)	(2,216)	(2,211)	(8,975)	(8,815)
Dilution gain, net	-	-	-	-	1,559
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	1,170	1,295	937	4,661	5,527
Provision for income taxes	(153)	(248)	(175)	(853)	(874)
Non-controlling interests, net of tax	(8)	(13)	(48)	(95)	(184)
Equity in net income of associated company, net of tax	85	69	48	284	134
Net income - reported	1,094	1,103	762	3,997	4,603
Preferred dividends	(5)	(2)	(5)	(20)	(22)
Net income available to common shareholders - reported	$1,089	$1,101	$757	$3,977	$4,581
1 Certain comparative amounts have been restated to conform with the presentation adopted in the current quarter.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 8

Reconciliation of non-GAAP measures[1] (unaudited)
Adjusted net income to reported results
Operating results - adjusted	For the three months ended			For the twelve months ended[2]
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Net interest income	$1,808	$1,783	$1,714	$6,924	$6,371
Other income[3]	1,582	1,853	1,616	7,148	6,862
Total revenues	3,390	3,636	3,330	14,072	13,233
Provision for credit losses[4]	(199)	(171)	(142)	(705)	(441)
Non-interest expenses[5]	(2,103)	(2,085)	(2,085)	(8,390)	(8,260)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	1,088	1,380	1,103	4,977	4,532
Provision for income taxes[6]	(156)	(282)	(236)	(1,000)	(1,107)
Non-controlling interests, net of tax[7]	(8)	(14)	(52)	(119)	(211)
Equity in net income of associated company, net of tax[8]	97	80	60	331	162
Net income - adjusted	1,021	1,164	875	4,189	3,376
Preferred dividends	(5)	(2)	(5)	(20)	(22)
Net income available to common shareholders - adjusted	$1,016	$1,162	$870	$4,169	$3,354
Items of note affecting net income, net of income taxes
Amortization of intangibles	$(99)	$(91)	$(87)	$(353)	$(316)
Gain relating to restructuring of Visa[9]	135	-	-	135	-
TD Banknorth restructuring, privatization and merger related charges[10]	-	-	-	(43)	-
Dilution gain on Ameritrade transaction, net of costs	-	-	-	-	1,665
Dilution loss on the acquisition of Hudson United by TD Banknorth	-	-	-	-	(72)
Balance sheet restructuring charge in TD Banknorth	-	-	-	-	(19)
Wholesale Banking restructuring charge	-	-	-	-	(35)
Change in fair value of credit default swaps hedging the corporate loan book[11]	(2)	30	(8)	30	7
General allowance release	39	-	-	39	39
Other tax items	-	-	-	-	(24)
Initial set up of specific allowance for credit card and overdraft loans	-	-	(18)	-	(18)
Total items of note	73	(61)	(113)	(192)	1,227
Net income available to common shareholders - reported	$1,089	$1,101	$757	$3,977	$4,581

Reconciliation of reported earnings per share (EPS) to adjusted[5] (unaudited)
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(Canadian dollars)	2007	2007	2006	2007	2006

Diluted - reported	$1.50	$1.51	$1.04	$5.48	$6.34
Items of note affecting income (as above)	(0.10)	0.09	0.16	0.27	(1.70)
Items of note affecting EPS only[12]	-	-	-	-	0.02
Diluted - adjusted	$1.40	$1.60	$1.20	$5.75	$4.66
Basic - reported	$1.52	$1.53	$1.05	$5.53	$6.39

1.   Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2.   Items of note in addition to those included in the fourth quarter of 2007 are as follows: first quarter 2006 - $82 million amortization of intangibles; dilution gain of $1.67 billion (U.S.$1.45 billion) on the Ameritrade transaction, net of costs; dilution loss of $72 million on the acquisition of Hudson by TD Banknorth; the Bank’s share of TD Banknorth’s balance sheet restructuring charge of $19 million (US$16 million); restructuring charge in connection with the previously announced decision to reposition the Bank’s global structured products businesses of $35 million; $10 million gain due to the change in fair value of credit default swaps (CDS) hedging the corporate loan book; first quarter 2007 - $83 million amortization of intangibles; loss of $5 million due to the change in fair value of CDS hedging the corporate loan book; second quarter 2006 - $86 million amortization of intangibles; a reduction to the TD Ameritrade dilution gain of $5 million; gain of $10 million due to the change in fair value of CDS hedging the corporate loan book; $39 million general allowance release; second quarter 2007 - $80 million amortization of intangibles; $43 million TD Banknorth restructuring, privatization and merger-related charges; gain of $7 million due to the change in fair value of CDS hedging the corporate loan book; third quarter 2006 - $61 million amortization of intangibles; loss of $5 million due to the change in fair value of CDS hedging the corporate loan book; a tax loss of $24 million as a result of a higher tax rate applied to the future tax asset related to specific provisions; third quarter 2007 - $91 million amortization of intangibles; gain of $30 million due to the change in fair value of CDS hedging the corporate loan book; fourth quarter 2006 - $87 million amortization of intangibles; loss of $8 million due to the change in fair value of CDS hedging the corporate loan book; a one time loss of $18 million due to the initial set up of specific allowance for credit card and overdraft loans.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 9

3.   Adjusted other income excludes the following items of note: third quarter 2007 - $46 million gain/loss due to change in fair value of CDS hedging the corporate loan book; second quarter 2007 - $11 million gain due to change in fair value of CDS hedging the corporate loan book;first quarter 2007 - $8 million loss due to change in fair value of CDS hedging the corporate loan book;second quarter 2006 - $16 million gain due to change in fair value of CDS hedging the corporate loan book; first quarter 2006 - $15 million gain due to the change in fair value of CDS hedging the corporate loan book; and $52 million balance sheet restructuring charge at TD Banknorth.
4.   Adjusted provision for credit losses excludes the following item of note: fourth quarter 2007 - $60 million general allowance release; second quarter 2006 - $60 million general allowance release.
5.   Adjusted non-interest expenses excludes the following items of note: fourth quarter 2007 - $138 million amortization of intangibles; third quarter 2007 - $131 million amortization of intangibles; second quarter 2007 - $112 million amortization of intangibles; $86 million due to TD Banknorth restructuring, privatization and merger-related charges;first quarter 2007 - $118 million amortization of intangibles;second quarter 2006 - $125 million amortization of intangibles;first quarter 2006 - $128 million amortization of intangibles; and $50 million restructuring charge in connection with the decision to reposition the Bank’s global structured products businesses.
6.   For reconciliation between reported and adjusted provision for income taxes, see the table below.
7.   Adjusted non-controlling interests excludes the following items of note: third quarter 2007 - $1 million amortization of intangibles; second quarter 2007 - $4 million amortization of intangibles; $15 million due to TD Banknorth restructuring, privatization and merger-related charges;first quarter 2007 - $4 million amortization of intangibles;second quarter 2006 - $3 million amortization of intangibles;first quarter 2006 - $15 million balance sheet restructuring charge at TD Banknorth.
8.   Adjusted equity in net income of an associated company excludes the following items of note: fourth quarter 2007 - $12 million amortization of intangibles; third quarter 2007 - $11 million amortization of intangibles; second quarter 2007 - $12 million amortization of intangibles;first quarter 2007 - $12 million amortization of intangibles; second quarter 2006 - $7 million amortization of intangibles.
9.   As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007 (restructuring date), the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank’s membership interest in Visa Canada Association. As required by the applicable accounting standards, the shares the Bank received in Visa Inc. were measured at fair value and an estimated gain of $135 million after tax was recognized in the Corporate segment, based on results of an independent valuation of the shares. The gain may be subject to further adjustment based on the finalization of the Bank’s ownership percentage in Visa Inc.
10. The TD Banknorth restructuring, privatization and merger-related charges include the following: $31million restructuring charge, primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and write-down of long-lived assets due to impairment, included in U.S. Personal and Commercial Banking; $4 million restructuring charge related to the transfer of functions from TD Bank USA to TD Banknorth, included in the Corporate segment; $5 million privatization charges, which primarily consisted of legal and investment banking fees, included in U.S. Personal and Commercial Banking; and $3 million merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth, included in U.S. Personal and Commercial Banking. In the Consolidated Statement of Income, the restructuring charges are included in the restructuring costs while the privatization and merger-related charges are included in other non-interest expenses.
11. The Bank purchases CDS to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in the Wholesale Banking segment and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted results exclude the gains and losses on the CDS in excess of the accrued cost. Previously, this item was described as “Hedging impact due to AcG-13”. As part of the adoption of the new financial instruments standards, the guidance under Accounting Guideline 13: Hedging Relationships (AcG-13) was replaced by Canadian Institute of Chartered Accountants (CICA) Handbook Section 3865, Hedges.
12. Earnings per share (EPS) is computed by dividing income by the weighted average number of shares outstanding during the period. As a result, the sum of the quarterly EPS figures may not equal year-to-date EPS. Second quarter 2006 - one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to March 31, 2006. As a result of the one month lag, the impact on earnings per share was approximately 2 cents per share.

Reconciliation of non-GAAP provision for income taxes1
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
	2007	2007	2006	2007	2006
Provision for income taxes - reported	$153	$248	$175	$853	$874
Increase (decrease) resulting from items of note:
Amortization of intangibles	51	50	47	184	205
Gain relating to restructuring of Visa	(28)	-	-	(28)	-
TD Banknorth restructuring privatization and merger related charges	-	-	-	28	-
Dilution gain on Ameritrade, net of costs	-	-	-	-	34
Balance sheet restructuring charge in TD Banknorth	-	-	-	-	18
Wholesale Banking restructuring charge	-	-	-	-	15

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 10

Change in fair value of credit default swaps hedging the corporate loan book	1	(16)	4	(16)	(4)
Other tax items	-	-	-	-	(24)
General allowance release	(21)	-	-	(21)	(21)
Initial setup of specific allowance for credit card and overdraft loans	-	-	10	-	10
Tax effect - items of note	3	34	61	147	233
Provision for income taxes - adjusted	$156	$282	$236	$1,000	$1,107

1 Certain comparative amounts have been restated to conform with the presentation adopted in the current quarter.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 11

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are not defined terms under GAAP. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.

The following table reconciles between the Bank’s economic profit, return on invested capital and adjusted net income. Adjusted earnings and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
	2007	2007	2006	2007	2006
Average common equity	$20,808	$20,771	$19,069	$20,572	$17,983
Average cumulative goodwill/intangible assets amortized, net of income taxes	3,941	3,857	3,641	3,825	3,540
Average invested capital	$24,749	$24,628	$22,710	$24,397	$21,523
Rate charged for invested capital	9.4%	9.4%	9.5%	9.4%	9.5%
Charge for invested capital	$(586)	$(584)	$(544)	$(2,293)	$(2,045)
Net income available to common shareholders - reported	$1,089	$1,101	$757	$3,977	$4,581
Items of note impacting income, net of income taxes	(73)	61	113	192	(1,227)
Net income available to common shareholders - adjusted	$1,016	$1,162	$870	$4,169	$3,354
Economic profit	$430	$578	$326	$1,876	$1,309
Return on invested capital	16.3%	18.7%	15.2%	17.1%	15.6%

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 12

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Results of each business segment reflect revenue, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section on page 5, the “Business Focus” section in the 2007 Management’s Discussion and Analysis and Note 27 to the 2007 audited Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP measures, see page 8. Segmented information also appears in Appendix A on page 16.
   Net interest income within Wholesale Banking is disclosed on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment is eliminated in the Corporate segment. The TEB adjustment for the quarter was $247 million, compared with $92 million in the fourth quarter last year, and $161 million in the prior quarter. On a full year basis, the TEB adjustment was $664 million, compared with $343 million in the last year.
As noted in Note 4 to the 2007 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the provision for credit losses related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with appropriate accounting standards together with income earned on the retained interests net of credit losses incurred are included in other income.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the quarter was $572 million, an increase of $71 million, or 14%, compared with the fourth quarter last year, and a decrease of $25 million, or 4%, compared with the prior quarter. The annualized return on invested capital for the quarter was 27%, compared with 25% in the fourth quarter last year and 28% in the prior quarter.
Revenue grew by $204 million, or 10%, compared with the fourth quarter last year, primarily due to volume growth across most banking products, particularly in real-estate secured lending, credit cards and deposits. For similar reasons, revenue increased by $51 million, or 2%, compared with the prior quarter. Margin on average earning assets decreased by 4 bps from 3.07% to 3.03% compared with both the fourth quarter last year and the prior quarter. Volatility in credit markets that began in August this year impacted margins on the prime-based products. Escalating competition in high-yield saving deposit accounts continued to put pressure on margins.
Compared with the fourth quarter last year, real-estate secured lending volume (including securitizations) grew by $14.2 billion or 11%, personal deposit volume grew by $3.4 billion or 3%, and consumer loan volume grew by $1.7 billion or 8%. Business deposits volume and business loans and acceptances volume both grew by 9%. Gross originated insurance premiums grew by $43 million or 7%. As at August 31, 2007, personal deposit market share was 20.9%, down 56 bps compared with last year and down 17 bps compared with the prior quarter, as a result of share decrease in term deposits. Personal lending market share was 19.9%, down 10 bps compared with last year and down 12 bps compared with the prior quarter. Small business lending (credit limits of less than $250,000) market share as at June 30, 2007 was 18.0%, up 44 bps compared with last year, and down 20 bps compared with the prior quarter. Credit card market share, for the month of August 2007, measured by the average outstanding balance, was 8.4%, up 35 bps compared with last year and down 1bp from the prior quarter.
Provision for credit losses for the quarter increased by $44 million, or 33%, compared with the fourth quarter last year and by $25 million, or 17%, compared with the prior quarter. Personal banking provision for credit losses of $168 million was $54 million, or 47% higher than the fourth quarter last year and $21 million, or 14% higher quarter over quarter, primarily due to higher personal lending and credit card volumes and changes in credit granting criteria. Business banking provision for credit losses was $8 million for the quarter, a decrease of $10 million, or 56%, from the fourth quarter last year and an increase of $4 million from the prior quarter. Annualized provision for credit losses as a percentage of credit volume was 0.37%, an increase of 6 bps compared with the fourth quarter last year and 4 bps compared with the prior quarter, primarily due to higher personal lending and credit card volumes.
Non-interest expenses increased by $46 million, or 4%, compared with the fourth quarter last year, primarily due to higher employee compensation and investments in new branches. Non-interest expenses increased by $64 million, or 6%, compared with the prior quarter, mainly due to higher expenses related to the preparation for longer branch hours starting November 1, 2007 as well as new branches, and business volume growth. The full time equivalent (FTE) staffing levels increased by 1,326, or 4%, compared with the fourth quarter last year, primarily due to the addition of sales and service personnel in branches and call centres, including the support for the launch of longer branch hours, as well as continued growth in the commercial and insurance businesses. FTE staffing levels increased by 511, or 2%, compared with the prior quarter, primarily due to the addition of sales and service personnel in branches and call centres. The efficiency ratio for the current quarter was 51.8%, compared with 54.8% in the fourth quarter last year and 50.0% in the prior quarter.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 13

  The outlook for revenue growth is expected to moderate in 2008 as volume growth slows in the credit cards business and margins continue to be vulnerable to volatility in the credit markets. Volume growth is susceptible to a U.S.-led economic downturn. Revenue growth will benefit from increasing our leadership position in branch hours and new branch and marketing investments, as well as improved customer cross-sell and productivity improvements. PCL rates as a function of loan volumes are expected to reflect evolving conditions in the Canadian economy. Expense growth will be slightly higher relative to last year due to investments in new branches, longer hours and systems and infrastructure to maintain momentum in revenue growth.

Wealth Management
Wealth Management’s net income for the quarter was $194 million, an increase of $46 million, or 31%, compared with the fourth quarter last year, and an increase of $9 million, or 5%, compared with the prior quarter. The Bank’s investment in TD Ameritrade generated net income of $75 million, an increase of $22 million, or 42%, compared with the fourth quarter last year, and an increase of $16 million, or 27% compared with the prior quarter. The annualized return on invested capital increased to 19.8%, compared with 15.8% in the fourth quarter last year and increased by 1.2% from the prior quarter.
Revenue grew by $77 million, or 15%, compared with the fourth quarter last year, primarily due to a combination of higher transaction volumes in discount and full service brokerage, higher net interest and fee-based income and strong growth in client assets. Commissions in the discount brokerage business were negatively impacted by a decline in commission per trade as a result of price reductions in the active trader and affluent household segments, though this was substantially offset by increased trade volumes. Revenue decreased by $6 million, or 1%, compared with the prior quarter, primarily due to lower volumes in mutual fund and advice-based businesses as a result of market volatility. Revenue was positively impacted by a new fixed administration fee in TD Asset Management (TDAM) for certain funds. Effective January 1, 2007, TDAM began absorbing the operating expenses of certain funds in return for a fixed administration fee. Previously, the operating costs were borne by the individual funds. This had the impact of increasing both revenue and expenses. Non-interest expenses increased by $42 million, or 12%, compared with the fourth quarter last year, primarily due to higher volume-related payments to sellers of the Bank's mutual funds, higher sales force compensation in advice-based businesses driven by increased revenues, and continued investment in client-facing advisors and related support staff. Non-interest expenses increased slightly by $4 million, or 1%, compared with the prior quarter. The efficiency ratio for the current quarter was 68.7%, compared with 70.8% in the fourth quarter last year and 67.3% in the prior quarter.
Assets under management of $160 billion at October 31, 2007 increased $9 billion, or 6%, from October 31, 2006, due to market appreciation and the addition of net new client assets. Assets under administration totalled $185 billion at the end of the quarter, increasing $24 billion, or 15%, from October 31, 2006 due to market appreciation and the addition of net new client assets.
TD Ameritrade reported record earnings of US$200 million for its quarter ended September 30, 2007 on average client trades per day of 278,000 and client assets of US$302.7 billion, up 15.7% or US$41 billion from last year.
While volatility in the capital markets may impact short term results, the outlook remains favourable and growth in assets, advisors and earnings is expected to continue.

Wealth Management
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Canadian Wealth	$119	$126	$95	$501	$410
TD Ameritrade/TD Waterhouse U.S.A.	75	59	53	261	180
Net income	$194	$185	$148	$762	$590

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking’s reported net income for the fourth quarter was $124 million and the annualized return on invested capital was 5.1%. Net income increased by $61 million from the fourth quarter of 2006 and by $15 million from the prior quarter. Much of the increase in net income relates to an increased ownership percentage in TD Banknorth from the privatization transaction that was completed in April 2007. The average ownership percentage increased from 57% in the fourth quarter of last year and 91% in the prior quarter to 100% in the current quarter. In addition, since April 2007, the segment includes the banking operations of TD Bank USA which provides banking services to customers of TD Ameritrade (prior periods have not been restated to include the results of TD Bank USA as they were not significant).
   Revenue declined by $3 million, or 1% from the fourth quarter of last year, and declined by $8 million, or 2%, compared with the prior quarter, primarily due to a stronger Canadian dollar. Revenue in U.S. dollars increased by 6% from the fourth quarter of last year and by 3% over the prior quarter. Margin on average earning assets was largely unchanged compared with the fourth quarter last year, and increased 14 bps compared with the prior quarter. Net interest income remained under pressure from a flat yield curve and continued strong competition for deposits and high quality loans.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 14

Provision for credit losses for the quarter increased by $20 million, compared with the fourth quarter last year, and by $2 million from the prior quarter. The increased provision for credit losses compared with the fourth quarter last year was primarily due to higher levels of impaired loans. Net impaired loans increased by $99 million, up from $101 million in the fourth quarter last year, which was a historically low level, primarily due to a slowdown in the residential real-estate construction market. Net impaired loans were essentially flat with the prior quarter. Net impaired loans as a percentage of total loans and leases were 0.76%, compared with 0.35% as at the end of last year, and unchanged from the end of the prior quarter.
Non-interest expenses declined by $31 million, or 11%, compared with the fourth quarter last year, primarily due to cost control initiatives and a stronger Canadian dollar. Non-interest expenses declined $12 million, or 4%, compared with the prior quarter due entirely to a stronger Canadian dollar. The average FTE staffing levels declined by 875 compared with the fourth quarter last year and by 249 from the prior quarter, primarily due to staff reductions related to improved business processes and branch closings. The efficiency ratio improved to 55.4%, compared with 61.5% in the fourth quarter last year, and 56.9% in the prior quarter.
While the banking environment in the U.S. is expected to remain challenging, and there is uncertainty as to the continuing effects of the ongoing market issues related to subprime real estate lending, it is expected that the contribution of U.S. Personal and Commercial Banking should continue to increase modestly due to organic growth.

Wholesale Banking
Wholesale Banking reported net income for the quarter of $157 million, an increase of $11 million, or 8%, compared with the fourth quarter of last year, and a decrease of $96 million, or 38%, compared with the prior quarter. The annualized return on invested capital was 21% in the current quarter, compared with 24% in the fourth quarter last year and 37% in the prior quarter.
     Wholesale Banking revenue was derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $525 million, compared with $493 million in the fourth quarter last year and $692 million in the prior quarter. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation and execution services. Capital markets revenue increased from the fourth quarter last year due to stronger non-taxable transaction revenue in equity trading and stronger foreign exchange trading, due primarily to volatility in currency markets. These increases were partially offset by weaker credit trading due to volatility in the credit markets and a breakdown in traditional pricing relationships between corporate bonds and credit default swaps (CDS) during the quarter. Capital markets revenue decreased from the prior quarter, primarily due to weaker credit trading and lower underwriting and advisory revenue. The equity investment portfolio delivered lower security gains this quarter compared with the fourth quarter last year and the prior quarter. Corporate lending revenue was flat compared with the fourth quarter last year and was lower than the prior quarter.
      Provision for credit losses is comprised of allowances for credit losses and accrual costs for credit protection. Provision for credit losses was $4 million in the quarter, compared with $13 million in the fourth quarter of last year and $8 million in the prior quarter. The provision for the quarter includes the cost of credit protection and $9 million in recoveries. The prior quarter included the cost of credit protection and $3 million in recoveries.
     Wholesale Banking continues to proactively manage its credit risk and currently holds $2.6 billion in notional CDS protection, a decrease of $0.3 billion from the fourth quarter last year, and a decrease of $0.2 billion from the prior quarter. The decrease is due primarily to the strengthening of the Canadian dollar relative to the U.S. dollar, as most of the protection is denominated in U.S. currency.
     Expenses for the quarter were $274 million, a decrease of $19 million, or 6%, compared with the fourth quarter last year, due primarily to lower severance and variable compensation. Expenses decreased $52 million, or 16%, from the prior quarter due to lower variable compensation. The efficiency ratio for the current quarter was 52%, compared with 59% in the fourth quarter last year and 47% in the prior quarter.
     Overall the Wholesale Bank had a solid quarter. Increased volatility and reduced liquidity in the capital markets experienced in the fourth quarter is expected to continue into 2008 and may result in reduced levels of capital markets activity, but it may also present additional trading opportunities. For 2008, key priorities remain: solidifying our position as a top three dealer in Canada, seeking opportunities to grow proprietary trading in scalable and liquid markets, maintaining a superior rate of return on invested capital and enhancing the efficiency ratio through improved cost control.

Corporate
Corporate segment reported a net income of $47 million for the quarter, compared with a net loss of $96 million in the same quarter of last year and a net loss of $41 million in the prior quarter. The adjusted net loss for the quarter was $26 million, compared with an adjusted net income of $17 million in the same quarter last year and $20 million in the prior quarter.
Compared with last year on an adjusted basis, the net loss was driven by lower securitization gains, a decrease in earnings on capital, lower gains on investments and the benefit of interest on income tax refunds in the prior year. The prior quarter benefited from favourable tax items and the gain on sale of TD Ameritrade shares.
Adjusted net loss for the current quarter excluded a gain of $163 million ($135 million after tax) related to the estimated value of the shares the Bank received in Visa Inc. in exchange for its membership interest in Visa Canada Association as part of the global restructuring of Visa, and a general allowance release of $60 million ($39 million after tax) based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology. Losses in excess of accrued costs for the period in CDS hedging the corporate loan book were $9 million ($6 million after tax) lower than the prior year, while amortization of intangible assets increased $18 million ($12 million after tax). Adjusted prior year results also excluded an $18 million after tax expense relating to the initial set up of the specific allowance for credit card and overdraft loans that resulted from a change in the provisioning methodology applied by the Bank.
Compared with the prior quarter, amortization of intangibles increased $12 million ($8 million after tax) and the gain in excess of accrued costs in CDS hedging the corporate loan book declined $49 million ($32 million after tax).

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 15

BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Bank’s unaudited consolidated financial results, as presented on pages 12 to 16 of this News Release, have been prepared in accordance with GAAP. However, certain additional disclosures required by GAAP have not been presented in this document. These consolidated financial results should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2007. The accounting policies used in the preparation of these consolidated financial results are consistent with those used in the Bank’s October 31, 2007 audited consolidated financial statements.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	Oct. 31	Oct. 31
(millions of Canadian dollars)	2007	2006
ASSETS
Cash and due from banks	$1,790	$2,019
Interest-bearing deposits with banks	14,746	8,763
	16,536	10,782
Securities
Trading	77,637	77,482
Designated as trading under the fair value option	2,012	-
Available-for-sale	35,650	-
Held-to-maturity	7,737	-
Investment	-	46,976
	123,036	124,458
Securities purchased under reverse repurchase agreements	27,648	30,961
Loans
Residential mortgages	58,485	53,425
Consumer instalment and other personal	67,532	63,130
Credit card	5,700	4,856
Business and government	44,258	40,514
Business and government designated as trading under the fair value option	1,235	-
	177,210	161,925
Allowance for credit losses	(1,295)	(1,317)
Loans, net of allowance for credit losses	175,915	160,608
Other
Customers’ liability under acceptances	9,279	8,676
Investment in TD Ameritrade	4,515	4,379
Trading derivatives	36,052	27,845
Goodwill	7,918	7,396
Other intangibles	2,104	1,946
Land, buildings and equipment	1,822	1,862
Other assets	17,299	14,001
	78,989	66,105
Total assets	$422,124	$392,914

LIABILITIES
Deposits
Personal	$147,561	$146,636
Banks	10,162	14,186
Business and government	73,322	100,085
Trading	45,348	-
	276,393	260,907
Other
Acceptances	9,279	8,676
Obligations related to securities sold short	24,195	27,113
Obligations related to securities sold under repurchase agreements	16,574	18,655
Trading derivatives	39,028	29,337

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 16

Other liabilities	23,829	17,461
	112,905	101,242
Subordinated notes and debentures	9,449	6,900
Liabilities for preferred shares and capital trust securities	1,449	1,794
Non-controlling interests in subsidiaries	524	2,439
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2007 - 717.8; Oct. 31, 2006 - 717.4)	6,577	6,334
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2007 - 17.0; Oct. 31, 2006 - 17.0)	425	425
Contributed surplus	119	66
Retained earnings	15,954	13,725
Accumulated other comprehensive income	(1,671)	(918)
	21,404	19,632
Total liabilities and shareholders’ equity	$422,124	$392,914

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 17

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2007	2006	2007	2006
Interest income
Loans	$3,310	$3,004	$12,729	$10,832
Securities
Dividends	256	232	928	837
Interest	983	920	3,838	3,598
Deposits with banks	152	74	357	302
	4,701	4,230	17,852	15,569
Interest expense
Deposits	2,223	1,957	8,247	7,081
Subordinated notes and debentures	127	96	484	388
Preferred shares and capital trust securities	28	31	109	126
Other liabilities	515	432	2,088	1,603
	2,893	2,516	10,928	9,198
Net interest income	1,808	1,714	6,924	6,371
Other income
Investment and securities services	574	521	2,400	2,259
Credit fees	112	110	420	371
Net securities gains	60	87	326	305
Trading income	(52)	98	591	797
Income (loss) from financial instruments designated as trading under the fair value option	36	-	(55)	-
Service charges	263	246	1,019	937
Loan securitizations	80	97	397	346
Card services	120	113	457	383
Insurance, net of claims	243	214	1,005	896
Trust fees	31	31	133	130
Other	275	87	664	397
	1,742	1,604	7,357	6,821
Total revenues	3,550	3,318	14,281	13,192
Provision for credit losses	139	170	645	409
Non-interest expenses
Salaries and employee benefits	1,119	1,116	4,606	4,485
Occupancy, including depreciation	188	187	736	701
Equipment, including depreciation	167	164	614	599
Amortization of other intangibles	138	126	499	505
Restructuring costs	-	-	67	50
Marketing and business development	115	114	445	470
Brokerage-related fees	61	51	233	222
Professional and advisory services	135	149	488	540
Communications	49	54	193	201
Other	269	250	1,094	1,042
	2,241	2,211	8,975	8,815
Dilution gain, net	-	-	-	1,559
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,170	937	4,661	5,527
Provision for income taxes	153	175	853	874
Non-controlling interests in subsidiaries, net of income taxes	8	48	95	184
Equity in net income of an associated company, net of income taxes	85	48	284	134
Net income	1,094	762	3,997	4,603
Preferred dividends	5	5	20	22
Net income available to common shareholders	$1,089	$757	$3,977	$4,581
Average number of common shares outstanding (millions)
Basic	717.3	719.7	718.6	716.8
Diluted	724.4	726.0	725.5	723.0
Earnings per share (in dollars)
Basic	$1.52	$1.05	$5.53	$6.39
Diluted	1.50	1.04	5.48	6.34
Dividends per share (in dollars)	0.57	0.48	2.11	1.78
Certain comparative amounts have been reclassified to conform to the current period’s presentation.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 18

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the twelve months ended
	Oct. 31	Oct. 31
(millions of Canadian dollars)	2007	2006
Common shares
Balance at beginning of year	$6,334	$5,872
Proceeds from shares issued on exercise of options	173	119
Shares issued as a result of dividend reinvestment plan	85	328
Impact of shares sold (acquired) in Wholesale Banking	30	(20)
Repurchase of common shares	(45)	(35)
Issued on acquisition of VFC	-	70
Balance at end of year	6,577	6,334
Preferred shares
Balance at beginning of year	425	-
Share issues	-	425
Balance at end of year	425	425
Contributed surplus
Balance at beginning of year	66	40
Stock options	1	26
Conversion of TD Banknorth options on privatization	52	-
Balance at end of year	119	66
Retained earnings
Balance at beginning of year	13,725	10,650
Transition adjustment on adoption of Financial Instruments standards	80	-
Net income	3,997	4,603
Common dividends	(1,517)	(1,278)
Preferred dividends	(20)	(22)
Premium paid on repurchase of common shares	(311)	(229)
Other	-	1
Balance at end of year	15,954	13,725
Accumulated other comprehensive income, net of income taxes
Balance at beginning of year	(918)	(696)
Transition adjustment on adoption of Financial Instrument standards	426	-
Other comprehensive income for the period	(1,179)	(222)
Balance at end of year	(1,671)	(918)
Total shareholders’ equity	$21,404	$19,632

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2007	2006	2007	2006
Net income	$1,094	$762	$3,997	$4,603
Other comprehensive income (loss), net of income taxes
Change in unrealized gains and (losses) on available-for-sale securities, net of hedging activities[1]	235	-	159	-
Reclassification to earnings in respect of available-for-sale securities[2]	(17)	-	(53)	-
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities [3,4]	(604)	33	(1,155)	(222)
Change in gains and (losses) on derivative instruments designated as cash flow hedges[5]	140	-	(170)	-
Reclassification to earnings of losses on cash flow hedges[6]	18	-	40	-
Other comprehensive income for the period	(228)	33	(1,179)	(222)
Comprehensive income for the period	$866	$795	$2,818	$4,381

1  Net of income tax expense of $128 million and $94 million for the three and twelve months ended Oct. 31, 2007 respectively.
2  Net of income tax expense of $8 million and $32 million for the three and twelve months ended Oct. 31, 2007 respectively.
3 Net of income tax expense of $640 million for the three months ended Oct. 31, 2007 (three months ended Oct. 31, 2006 - tax expense of $35 million). Net of income tax expense of $909 million for the twelve months ended Oct. 31, 2007 (twelve months ended Oct. 31, 2006 - $209 million).
4 Includes $1,304 million of after-tax gains for the three months ended Oct. 31, 2007 (three months ended Oct. 31, 2006 - $62 million of after-tax gain) arising from hedges of the Bank's investment in foreign operations.
   Includes $1,864 million of after-tax gains for the twelve months ended Oct. 31, 2007 (twelve months ended Oct. 31, 2006 - $432 million of after-tax gains) arising from hedges of the Bank's investment in foreign operations.
5 Net of income tax expense of $64 million and tax benefit of $91 million for the three and twelve months ended Oct. 31, 2007 respectively.
6 Net of income tax benefit of $11 million and $22 million for the three and twelve months ended Oct. 31, 2007 respectively.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 19

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2007	2006	2007	2006
Cash flows from (used in) operating activities
Net income	$1,094	$762	$3,997	$4,603
Adjustments to determine net cash from (used in) operating activities:
Provision for credit losses	139	170	645	409
Restructuring costs	-	-	67	50
Depreciation	100	98	362	343
Amortization of other intangibles	138	126	499	505
Stock options	1	10	53	26
Dilution gain, net	-	-	-	(1,559)
Net securities gains	(60)	(87)	(326)	(305)
Net loss (gain) on securitizations	(28)	(46)	(141)	(119)
Equity in net income of an associated company	(85)	(48)	(284)	(134)
Non-controlling interests	8	48	95	184
Future income taxes	148	(76)	244	(17)
Changes in operating assets and liabilities:
Current income taxes payable	376	(14)	558	88
Interest receivable and payable	101	54	(296)	(146)
Trading securities	(4,958)	(3,749)	(2,167)	(11,707)
Unrealized (gains) losses and amounts receivable on derivative contracts	(6,532)	4,463	(8,207)	5,806
Unrealized losses and amounts payable on derivative contracts	9,969	(4,043)	9,691	(4,161)
Other	384	2,831	(736)	(252)
Net cash from (used in) operating activities	795	499	4,054	(6,386)
Cash flows from (used in) financing activities
Change in deposits	8,657	5,120	14,154	9,246
Securities sold under repurchase agreements	416	(776)	(2,081)	6,665
Securities sold short	(2,429)	2,960	(2,918)	2,707
Issue of subordinated notes and debentures	-	-	4,072	2,341
Repayment of subordinated notes and debentures	(525)	(28)	(1,399)	(978)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	40	7	4	8
Liability for preferred shares and capital trust securities	(349)	-	(345)	(1)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	(71)	6	(128)	(45)
Common shares issued on exercise of options	41	26	173	119
Common shares (acquired) sold in Wholesale Banking	4	(36)	30	(20)
Repurchase of common shares	(16)	(35)	(45)	(35)
Dividends paid in cash on common shares	(386)	(321)	(1,432)	(950)
Premium paid on common shares repurchased	(104)	(229)	(311)	(229)
Issuance of preferred shares	-	-	-	425
Dividends paid on preferred shares	(5)	(5)	(20)	(22)
Net cash from financing activities	5,273	6,689	9,754	19,231
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(3,403)	1,473	(5,983)	2,982
Activity in available-for-sale, held-to-maturity and investment securities:
Purchases	(6,475)	(40,446)	(96,846)	(132,903)
Proceeds from maturities	7,262	34,103	92,880	112,962
Proceeds from sales	2,264	2,996	10,372	18,599
Activity in lending activities:
Origination and acquisitions	(45,412)	(39,358)	(150,671)	(132,864)
Proceeds from maturities	39,932	31,737	122,509	113,477
Proceeds from sales	303	116	5,084	2,691
Proceeds from loan securitizations	1,223	5,473	9,937	9,939
Land, buildings and equipment	(98)	(95)	(322)	(494)
Securities purchased under reverse repurchase agreements	(1,743)	(3,107)	3,313	(4,578)
TD Banknorth share repurchase program	-	-	-	(290)
Acquisitions and dispositions less cash and cash equivalents acquired	-	(13)	(4,139)	(1,980)
Net cash from (used in) investing activities	(6,147)	(7,121)	(13,866)	(12,459)
Effect of exchange rate changes on cash and cash equivalents	(117)	(6)	(171)	(40)
Net (decrease) increase in cash and cash equivalents	(196)	61	(229)	346
Cash and cash equivalents at beginning of period	1,986	1,958	2,019	1,673
Cash and cash equivalents at end of period, represented by cash and due from banks	$1,790	$2,019	$1,790	$2,019
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,618	$2,272	$10,947	$9,085
Amount of income taxes paid during the period	325	290	1,099	968
Certain comparative amounts have been reclassified to conform to the current period’s presentation.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 20

APPENDIX A

The Bank’s operations and activities are organized around the following businesses: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking. Results for these segments for the three and twelve months ended October 31, 2007 and 2006 are presented in the following tables:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1]		Wholesale Banking[2]		Corporate[2]		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
For the three months ended	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income[3]	$1,408	$1,295	$83	$69	$335	$337	$310	$138	$(328)	$(125)	$1,808	$1,714
Other income	744	653	498	435	140	141	215	355	145	20	1,742	1,604
Total revenue	2,152	1,948	581	504	475	478	525	493	(183)	(105)	3,550	3,318
Provision for (reversal of) credit losses[3]	176	132	-	-	35	15	4	13	(76)	10	139	170
Non-interest expenses	1,114	1,068	399	357	263	294	274	293	191	199	2,241	2,211
Income (loss) before provision for (benefit of) income taxes	862	748	182	147	177	169	247	187	(298)	(314)	1,170	937
Provision for (benefit of) Income taxes	290	247	63	52	53	55	90	41	(343)	(220)	153	175
Non-controlling interests	-	-	-	-	-	51	-	-	8	(3)	8	48
Equity in net income of associated company, net of tax	-	-	75	53	-	-	-	-	10	(5)	85	48
Net income (loss)	$572	$501	$194	$148	$124	$63	$157	$146	$47	$(96)	$1,094	$762
Total assets (billions of Canadian dollars)
- balance sheet	$152.1	$138.7	$14.9	$13.6	$58.8	$43.5	$177.2	$163.9	$19.1	$33.2	$422.1	$392.9
- securitized	44.6	43.2	-	-	-	-	-	-	(16.3)	(15.2)	28.3	28.0

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1]		Wholesale Banking[2]		Corporate[2]		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
For the twelve months ended	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income[3]	$5,401	$4,879	$318	$377	$1,365	$1,290	$875	$479	$(1,035)	$(654)	$6,924	$6,371
Other income	2,848	2,573	1,995	1,883	583	490	1,619	1,792	312	83	7,357	6,821
Total revenue	8,249	7,452	2,313	2,260	1,948	1,780	2,494	2,271	(723)	(571)	14,281	13,192
Provision for (reversal of) credit losses[3]	608	413	-	-	120	40	48	68	(131)	(112)	645	409
Non-interest expenses	4,256	4,086	1,551	1,575	1,221	1,087	1,261	1,312	686	755	8,975	8,815
Dilution gain, net	-	-	-	-	-	-	-	-	-	1,559	-	1,559
Income (loss) before provision for (benefit of) income taxes	3,385	2,953	762	685	607	653	1,185	891	(1,278)	345	4,661	5,527
Provision for (benefit of) Income taxes	1,132	987	261	242	196	222	361	262	(1,097)	(839)	853	874
Non-controlling interests	-	-	-	-	91	195	-	-	4	(11)	95	184
Equity in net income of associated company, net of tax	-	-	261	147	-	-	-	-	23	(13)	284	134
Net income (loss)	$2,253	$1,966	$762	$590	$320	$236	$824	$629	$(162)	$1,182	$3,997	$4,603

1 Commencing May 1, 2007, the results of TD Bank U.S.A. Inc. (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been restated as the impact is not material.
2 The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.
3 The operating segment results are presented excluding the impact of asset securitization programs, which are reclassified in the Corporate segment.

TD BANK FINANCIAL GROUP · FOURTH QUARTER 2007 NEWS RELEASE	PAGE 21

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent: CIBC Mellon Trust Company, at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, or 1-800-387-0825 or 416-643-5500 or (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email: tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

Designation of Eligible Dividends
The Toronto-Dominion Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending January 31, 2008 and all future dividends will be eligible dividends unless indicated otherwise.

Annual Report on Form 40-F (U.S.)
A copy of the Bank’s Annual Report on Form 40-F for fiscal 2007 will be filed with the Securities and Exchange Commission later today and will be available at www.td.com.  You may obtain a printed copy of the Bank’s Annual Report on Form 40-F free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail:  tdshinfo@td.com.

General Information
Contact Corporate & Public Affairs at (416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

On-line Investor Presentation: Full financial statements and a presentation to investors and analysts (available on November 29) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Quarterly Earnings Conference Call: Telephone replay of the teleconference is available from November 30, 2007 to December 30, 2007. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21251919  (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on November 29, 2007 at 3:00 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD’s website and will be available for replay for a period of one month.

Annual Meeting
Thursday April 3, 2008
Hyatt Regency Hotel Calgary
Calgary, Alberta

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$422 billion in assets as of October 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For Further Information: Colleen Johnston, Executive Vice President and Chief Financial Officer, (416) 308-8279; Tim Thompson, Vice President, Investor Relations, (416) 982-6346; Simon Townsend, Senior Manager, Corporate Communications, (416) 944-7161